Filed pursuant to Rule 424(b)(5)
SEC File No. 333-144828

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
7.50% Notes due November 1, 2018	$500,000,000	100%	$500,000,000	$19,650

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933

PROSPECTUS SUPPLEMENT

(To Prospectus Dated October 30, 2008)

$500,000,000

7.50% Notes due November 1, 2018

Kimberly-Clark will pay interest on the notes on May 1 and November 1 of each year. The first such payment will be made on May 1, 2009. We may redeem the notes at our option and at any time, either as a whole or in part, at the redemption prices described in this prospectus supplement. If we experience a change of control repurchase event, we may be required to offer to repurchase the notes from holders.

The notes will not be listed on any national securities exchange or quoted on the Nasdaq National Market.

Investing in the notes involves risks. Please see “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2007, which is incorporated by reference into this prospectus supplement and the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	99.634%	$498,170,000
Underwriting Discount	0.450%	$2,250,000
Proceeds to Kimberly-Clark (before expenses)	99.184%	$495,920,000

The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will begin to accrue on November 4, 2008 and must be paid by the purchaser if the notes are delivered after November 4, 2008. The proceeds to Kimberly-Clark set forth above does not take into account offering expenses.

The notes are offered severally by the underwriters, subject to various conditions. The underwriters expect to deliver the notes in book-entry form only through The Depository Trust Company against payment on or about November 4, 2008.

Joint Book-Running Managers

Goldman, Sachs & Co.	Morgan Stanley

Co-Managers

Citi	Banc of America Securities LLC
Barclays Capital	HSBC
UBS Investment Bank

The date of this Prospectus Supplement is October 30, 2008

Prospectus Supplement

i

You should read this prospectus supplement and the accompanying prospectus carefully before you invest. You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to give you different information. If anyone gives you different or inconsistent information, you should not rely on it. This prospectus supplement may add to, update or change information in the prospectus. The information contained in this prospectus supplement is current only as of the date appearing at the bottom of the cover. Since that date, our business, financial condition, results of operations and prospects may have changed.

In this prospectus supplement and the accompanying prospectus, unless we otherwise specify or the context otherwise requires, references to “Kimberly-Clark,” the “Company,” “we,” “us,” and “our” refer to Kimberly-Clark Corporation and its consolidated subsidiaries.

We are not, and the underwriters are not, offering to sell or seeking offers to buy securities in any jurisdiction where the offer or sale is not permitted.

This prospectus supplement and the accompanying prospectus do not contain all of the information contained in the registration statement and its exhibits which we filed with the Securities and Exchange Commission (the “SEC”). You should read the registration statement and its exhibits for information that may be of interest to you. For information on obtaining a copy of the registration statement, see “Where You Can Find More Information” in this prospectus supplement.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy and information statements, and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street NE, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for more information concerning its public reference rooms and regional offices. Our SEC filings also are available to the public from the SEC’s website at http://www.sec.gov and on our website at http://www.kimberly-clark.com. The information on our website is not part of this prospectus supplement. You also may inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with it, which means we can disclose information to you by referring you to those documents. Information incorporated by reference is part of this prospectus supplement. Later information filed with the SEC automatically updates and supersedes information in this prospectus supplement.

We incorporate by reference the documents listed below and any future filings made with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

•	Our annual report on Form 10-K for the year ended December 31, 2007.

•	Our quarterly reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008.

•	Our current reports on Form 8-K filed with the SEC on February 26, 2008, March 12, 2008 and March 21, 2008 (in each case only to the extent filed and not furnished).

We will provide to you at no charge, upon your written or oral request, a copy of these filings or any other information incorporated by reference in this prospectus supplement, other than exhibits to the filings which are not specifically incorporated by reference. You may request this information by contacting us at Kimberly-Clark Corporation, P.O. Box 619100, Dallas, Texas 75261-9100 (telephone 972-281-1200); attention: Secretary of the Corporation.

Risk Factors

You should carefully consider the risk factors under the heading “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2007, which is incorporated by reference into this prospectus supplement and the accompanying prospectus, as well as other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, before making an investment decision. In addition, there may be other risks that a prospective investor should consider that are relevant to its own particular circumstances.

Selected Financial Data

	Six Months Ended June 30,(a)		Year Ended December 31,
(In Millions except per share amounts	2008	2007	2007	2006	2005(c)	2004(d)	2003(d)
Net Sales	$9,818.9	$8,887.3	$18,266.0	$16,746.9	$15,902.6	$15,083.2	$14,026.3
Gross Profit	2,940.2	2,798.3	5,703.9	5,082.1	5,075.2	5,068.5	4,794.4
Operating Profit	1,314.2	1,264.8	2,616.4	2,101.5	2,310.6	2,506.4	2,331.6
Share of Net Income of Equity Companies	91.8	87.8	170.0	218.6(b)	136.6	124.8	107.0
Income from:
Continuing operations	865.3	913.8	1,822.9	1,499.5	1,580.6	1,770.4	1,643.6
Discontinuing operations	—	—	—	—	—	29.8	50.6
Cumulative effect of accounting change	—	—	—	—	(12.3)	—	—
Extraordinary Loss	(7.7)	—	—	—	—	—	—
Net income	857.6	913.8	1,822.9	1,499.5	1,568.3	1,800.2	1,694.2
Per share basis:
Basic
Continuing operations	2.07	2.01	4.13	3.27	3.33	3.58	3.24
Discontinued operations	—	—	—	—	—	.06	.10
Cumulative effect of accounting change	—	—	—	—	(.03)	—	—
Extraordinary Loss	(.02)	—	—	—	—	—	—
Net Income	2.05	2.01	4.13	3.27	3.30	3.64	3.34
Diluted
Continuing operations	2.06	1.99	4.09	3.25	3.31	3.55	3.23
Discontinued operations	—	—	—	—	—	.06	.10
Cumulative effect of accounting change	—	—	—	—	(.03)	—	—
Extraordinary Loss	(.02)	—	—	—	—	—	—
Net Income	2.04	1.99	4.09	3.25	3.28	3.61	3.33
Cash Dividends Per Share
Declared	1.16	1.06	2.12	1.96	1.80	1.60	1.36
Paid	1.11	1.02	2.08	1.92	1.75	1.54	1.32
Total Assets	$19,625.5	$18,439.7	$18,439.7	$17,067.0	$16,303.2	$17,018.0	$16,779.9
Long-Term Debt	4,995.5	4,393.9	4,393.9	2,276.0	2,594.7	2,298.0	2,733.7
Stockholders’ Equity	5,603.4	5,223.7	5,223.7	6,097.4	5,558.2	6,629.5	6,766.3

(a)

Unaudited consolidated financial data has been prepared on the same basis as the 2007 Annual Report to Stockholders and includes all adjustments necessary to present fairly the Consolidated Balance Sheet and Consolidated Income Statement for the periods indicated.

(b)	Our share of net income includes a gain of approximately $46 million from the sale by Kimberly-Clark de Mexico, S.A.B. de C.V. of its pulp and paper business.
(c)

In accordance with the requirements of Financial Accounting Standards Board Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, we recorded a pretax asset retirement obligation of $23.6 million at December 31, 2005. The cumulative effect on income, net of related income tax effects, of recording the asset retirement obligation was $12.3 million, or $.03 per share.

(d)	Income statement data present the results of Neenah Paper’s fine and technical papers business as discontinued operations since those businesses were spun-off in 2004.

Recent Developments

On October 22, 2008, we announced our results for the third quarter ended September 30, 2008. Our earnings press release was furnished to the SEC on a Form 8-K. In the third quarter of 2008, net sales increased 8.2 percent to $5.0 billion. Diluted net income per share for the third quarter 2008 was $0.99 compared with $1.04 in the prior year. Operating profit was $610 million in the third quarter of 2008, compared with $683 million in 2007. Cash provided by operations in the third quarter was $641 million, up 13 percent from $568 million in 2007. Capital spending for the quarter was $219 million in 2008 compared with $233 million in the prior year.

Use of Proceeds

We estimate that the net proceeds we will receive from this offering will be approximately $495,395,000 million after deducting underwriting discounts and commissions and estimated expenses of the offering payable by us. We anticipate using the net proceeds from this offering to reduce borrowings under our commercial paper program. See “Underwriting.”

Description of Notes

The following summary of the terms of the notes supplements the general description of debt securities contained in the prospectus. To the extent the following terms are inconsistent with the general description contained in the prospectus, the following terms replace such inconsistent terms. You should read both the prospectus and this prospectus supplement.

General

The notes:

•	will be in an aggregate initial principal amount of $500,000,000, subject to our ability to issue additional notes which may be of the same series as the notes as described under “—Further Issues,”

•	will mature on November 1, 2018,

•	will bear interest at a rate of 7.50% per annum,

•	will be our senior debt, ranking equally with all our other present and future unsecured and unsubordinated indebtedness,

•	will be issued in U.S. dollars in denominations of $1,000 and integral multiples of $1,000 in excess thereof,

•	will be repaid at par at maturity,

•	will be redeemable by us at any time prior to maturity as described below under “—Optional Redemption,”

•	will be subject to repurchase by us upon a Change of Control Repurchase Event as described below under “—Repurchase upon Change of Control Repurchase Event,”

•	will be subject to defeasance and covenant defeasance as described below under “—Defeasance and Covenant Defeasance,” and

•	will not be subject to any sinking fund.

The indenture and the notes do not limit the amount of indebtedness that may be incurred or the amount of securities that may be issued by us.

Interest

Interest on the notes will accrue from and include November 4, 2008 or from and include the most recent interest payment date to which interest has been paid or provided for. We will make interest payments semiannually on May 1 and November 1 of each year, with the first interest payment being made on May 1, 2009. We will make interest payments to the person in whose name the notes are registered at the close of business on April 15 or October 15, as applicable (in each case, whether or not a business day), before the next interest payment date.

If the interest payment date is not a business day at the relevant place of payment, payment of interest will be made on the next day that is a business day at such place of payment. For the purposes of the notes, “business day” means any day that is not a Saturday or Sunday and that is not a day on which banking institutions are generally authorized or obligated by law to close in The City of New York and, for any place of payment outside of The City of New York, in such place of payment. Interest on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Optional redemption

Meaning of terms

We may redeem the notes at our option as described below. See “Optional redemption—Our redemption rights.” The following terms are relevant to the determination of the redemption price:

When we use the term “Treasury Rate,” we mean with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue. In determining this rate, we assume a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

When we use the term “Comparable Treasury Issue,” we mean the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issue of corporate debt securities of comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means each of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. and their respective successors as may be appointed from time to time by the trustee after consultation with Kimberly-Clark; provided, however, that if either of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we shall substitute therefor another Primary Treasury Dealer.

When we use the term “Comparable Treasury Price,” we mean with respect to any redemption date, the arithmetic average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities.” If such release (or any successor release) is not published or does not contain such prices on such business day, then Comparable Treasury Price would mean the arithmetic average of the Reference Treasury Dealer Quotations for such redemption date.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the arithmetic average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer by 5:00 p.m. on the third business day preceding such redemption date.

“Reference Treasury Dealer” means each of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. and their respective successors; provided, however, that if either of the foregoing shall cease to be a Primary Treasury Dealer, the Company shall substitute therefor another Primary Treasury Dealer.

When we use the term “Remaining Scheduled Payments,” we mean with respect to any note, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such note, the amount of the next scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

Our redemption rights

We may redeem the notes at our option and at any time, either as a whole or in part. If we elect to redeem the notes, we will pay a redemption price equal to the greater of

•	100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, and

•	the sum of the present values of the Remaining Scheduled Payments, plus accrued and unpaid interest.

In determining the present value of the Remaining Scheduled Payments, we will discount such payments to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus 50 basis points. A partial redemption of the notes may be effected by such method as the trustee shall deem fair and appropriate and may provide for the selection for redemption of portions (equal to the minimum authorized denomination for the notes or any integral multiple thereof) of the principal amount of notes of a denomination larger than the minimum authorized denomination for the notes.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

Repurchase upon Change of Control Repurchase Event

If a Change of Control Repurchase Event (as defined below) occurs with respect to the notes, unless we have exercised our right to redeem the notes as described above, we will make an offer to each holder of notes to repurchase all or any part (in integral multiples of $1,000) of that holder’s notes at a repurchase price in cash equal to 101% of the aggregate principal amount of notes repurchased plus any accrued and unpaid interest on the notes repurchased to the date of repurchase. Within 30 days following any Change of Control Repurchase Event or, at our option, prior to any Change of Control (as defined below), but after the public announcement of an impending Change of Control, we will mail a notice to each holder, with a copy to the trustee, describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event and offering to repurchase notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the offer to repurchase is conditioned on the Change of Control Repurchase Event occurring on or prior to the payment date specified in the notice.

We will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, or the Exchange Act, and any other securities laws and regulations thereunder, to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Repurchase Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control

Repurchase Event provisions of the notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Repurchase Event provisions of the notes by virtue of such conflict.

On the Change of Control Repurchase Event payment date, we will, to the extent lawful:

•	accept for payment all notes or portions of notes (in integral multiples of $1,000) properly tendered pursuant to our offer;

•	deposit with the trustee an amount equal to the aggregate repurchase price in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the trustee the notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of notes being purchased by us.

The trustee will promptly mail to each holder of notes properly tendered the repurchase price for the notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered; provided, that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000 in excess thereof.

We will not be required to make an offer to repurchase the notes upon a Change of Control Repurchase Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us, and such third party purchases all notes properly tendered and not withdrawn under its offer.

We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we would decide to do so in the future. We could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control, but that could increase the amount of debt outstanding at such time or otherwise affect our capital structure or credit ratings.

Definitions

“Below Investment Grade Rating Event” means the notes are rated below Investment Grade by each of the Rating Agencies on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of a Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies); provided that a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Repurchase Event hereunder) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Below Investment Grade Rating Event).

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Kimberly-Clark and its subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than Kimberly-Clark or one of its subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) becomes the beneficial owner, directly or indirectly, of more than 50% of the then outstanding number of shares of Kimberly-Clark’s Voting Stock; or (3) the first day on which a majority of the members of Kimberly-Clark’s Board of Directors are not Continuing Directors.

“Change of Control Repurchase Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Kimberly-Clark who (1) was a member of such Board of Directors on the date of the issuance of the notes; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election (either by a specific vote or by approval of Kimberly-Clark’s proxy statement in which such member was named as a nominee for election as a director).

“Fitch” means Fitch Ratings Ltd.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P); and a rating of BBB- or better by Fitch (or its equivalent under any successor rating categories of Fitch); or the equivalent investment grade credit rating from any additional Rating Agency or Rating Agencies selected by us.

“Moody’s” means Moody’s Investors Service Inc.

“Rating Agency” means (1) each of Fitch, Moody’s and S&P; and (2) if any of Fitch, Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by us as a replacement agency for Fitch, Moody’s or S&P, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of McGraw-Hill, Inc.

“Voting Stock” means Kimberly-Clark capital stock of any class or kind the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of such Person, even if the right so to vote has been suspended by the happening of such a contingency.

Further Issues

We may from time to time, without notice to or the consent of the holders of the notes, create and issue further notes ranking equally with the notes in all respects (or in all respects other than the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes). Such further notes may be consolidated and form a single series with the previously issued notes and have the same terms as to status, redemption or otherwise as the notes.

Defeasance and Covenant Defeasance

The provisions of Sections 402 and 1006 of the indenture relating to defeasance as described under “Description of Debt Securities—Defeasance and Covenant Defeasance” in the accompanying prospectus will apply to the notes.

Underwriting

Subject to the terms and conditions set forth in the underwriting agreement dated October 30, 2008, each underwriter named below has severally agreed to purchase, and we have agreed to sell to each underwriter, the principal amount of notes set forth opposite its name below:

Underwriter	Principal Amount of Notes
Goldman, Sachs & Co.	$150,000,000
Morgan Stanley & Co. Incorporated	$150,000,000
Citigroup Global Markets Inc.	$50,000,000
Banc of America Securities LLC	$37,500,000
Barclays Capital Inc.	$37,500,000
HSBC Securities (USA) Inc.	$37,500,000
UBS Securities LLC	$37,500,000

Total	$500,000,000

Under the terms and conditions of the underwriting agreement, the underwriters are committed to take and pay for all of the notes, if any are taken.

The following table shows the underwriting discount and commission we will pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes):

Paid by Kimberly-Clark
Per Note	0.45%

The underwriters propose to offer the notes directly to purchasers at the initial public offering price set forth on the cover page of this prospectus supplement and may offer the notes to certain securities dealers at such price less a concession of 0.30%. The underwriters may allow, and such dealers may reallow, a concession not to exceed 0.25% of the principal amount of the notes to certain brokers and dealers. After the notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the underwriters. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

In connection with this offering, certain underwriters and their affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the notes. Such transactions may include stabilization transactions, pursuant to which such persons may bid for or purchase notes for the purpose of stabilizing their market price. The underwriters also may create a short position for the account of the underwriters by selling more notes in connection with the offering than they are committed to purchase from us, and in such case may purchase notes in the open market following completion of the offering to cover such short position. Any of the transactions described in this paragraph may result in the maintenance of the price of the notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required and, if they are undertaken, they may be discontinued at any time.

The notes are new issues of securities with no established trading market. We have been advised by the underwriters that they intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

We estimate that our total expenses of this offering, excluding the underwriting discount, will be approximately $525,000.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The underwriters and their affiliates have, directly and indirectly, provided various investment and commercial banking services to us and our affiliates for which they have received customary fees and commissions, including participating as lenders in our existing syndicated $1.5 billion revolving credit facility. The underwriters and their affiliates may also provide such services to us and our affiliates in the future for customary fees and commissions.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State other than:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Validity of Notes

The validity of the notes offered hereby is being passed upon for Kimberly-Clark by Thomas J. Mielke, Esq., Senior Vice President—Law and Government Affairs and Chief Compliance Officer of Kimberly-Clark Corporation, and for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York. As of October 30, 2008, Mr. Mielke owned 13,512 shares of our common stock, held options to acquire 123,546 shares of such common stock (of which options to acquire 79,794 shares are presently exercisable or will become exercisable within 60 days of such date), held 8,350 restricted share units, and held 920 shares of our common stock attributable to his account under our employees Incentive Investment Plan. Mr. Mielke also participates in other employee benefit plans of Kimberly-Clark.

PROSPECTUS

Debt Securities

Common Stock

Preferred Stock

Warrants

This prospectus relates to debt securities, common stock, preferred stock and warrants that we may sell from time to time in one or more offerings. The debt securities, preferred stock and warrants may be convertible into or exercisable or exchangeable for shares of our common stock or other securities. We will provide specific terms of these sales in supplements to this prospectus.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of the offerings.

The common stock of Kimberly-Clark Corporation is listed on the New York Stock Exchange under the symbol “KMB.” Any common stock of Kimberly-Clark Corporation sold pursuant to a prospectus supplement will be listed on the NYSE, subject to official notice of issuance.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 30, 2008.

i

About This Prospectus

This prospectus is part of a “shelf” registration statement that we have filed with the Securities and Exchange Commission (the “SEC”). By using a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, any combination of the securities described in this prospectus. The exhibits to our registration statement contain the full text of certain contracts and other important documents we have summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase the securities we offer, you should review the full text of these documents. The registration statement and the exhibits can be obtained from the SEC as indicated under the heading “Where You Can Find More Information.”

This prospectus only provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that contains specific information about the terms of those securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described below under the heading “Where You Can Find More Information.”

Unless we otherwise specify or the context otherwise requires, references to “Kimberly-Clark,” “we,” “us,” and “our” refer to Kimberly-Clark Corporation and its consolidated subsidiaries.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy and information statements, and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street NE, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for more information concerning its public reference rooms and regional offices. Our SEC filings also are available to the public from the SEC’s website at http://www.sec.gov and on our website at http://www.kimberly-clark.com. The information on our website is not part of this prospectus. You also may inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with it, which means we can disclose information to you by referring you to those documents. Information incorporated by reference is part of this prospectus. Later information filed with the SEC automatically updates and supersedes information in this prospectus.

We incorporate by reference the documents listed below and any future filings made with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

•	Our annual report on Form 10-K for the year ended December 31, 2007.

•	Our quarterly reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008.

•	Our current reports on Form 8-K filed with the SEC on February 26, 2008, March 12, 2008 and March 21, 2008 (in each case only to the extent filed and not furnished).

We will provide to you at no charge, upon your written or oral request, a copy of these filings or any other information incorporated by reference in this prospectus, other than exhibits to the filings which are not specifically incorporated by reference. You may request this information by contacting us at Kimberly-Clark Corporation, P.O. Box 619100, Dallas, Texas 75261-9100 (telephone 972-281-1200); attention: Secretary of the Corporation.

Description of Kimberly-Clark

Kimberly-Clark is a global health and hygiene company focused on product innovation and building its personal care, consumer tissue, K-C Professional and Other, and health care operations. Kimberly-Clark and its subsidiaries manufacture and market a wide range of health and hygiene products around the world. Most of these products are made from natural or synthetic fibers using advanced technologies in fibers, nonwovens and absorbency.

Kimberly-Clark is organized into operating segments based on product groupings. These operating segments have been aggregated into four reportable global business segments: Personal Care; Consumer Tissue; K-C Professional & Other; and Health Care. The reportable segments were determined in accordance with how our executive managers develop and execute our global strategies to drive growth and profitability of our worldwide Personal Care, Consumer Tissue, K-C Professional & Other and Health Care operations. These strategies include global plans for branding and product positioning, technology, research and development programs, cost reductions including supply chain management, and capacity and capital investments for each of these businesses. The principal sources of revenue in each of our global business segments are described below.

The Personal Care segment manufactures and markets disposable diapers, training and youth pants, and swimpants; baby wipes; feminine and incontinence care products; and related products. Products in this segment are primarily for household use and are sold under a variety of brand names, including Huggies, Pull-Ups, Little Swimmers, GoodNites, Kotex, Lightdays, Depend, Poise and other brand names.

The Consumer Tissue segment manufactures and markets facial and bathroom tissue, paper towels, napkins and related products for household use. Products in this segment are sold under the Kleenex, Scott, Cottonelle, Viva, Andrex, Scottex, Hakle, Page and other brand names.

The K-C Professional & Other segment manufactures and markets facial and bathroom tissue, paper towels, napkins, wipers and a range of safety products for the away-from-home marketplace. Products in this segment are sold under the Kimberly-Clark, Kleenex, Scott, WypAll, Kimtech, Kleenguard and Kimcare brand names.

The Health Care segment manufactures and markets disposable health care products such as surgical gowns, drapes, infection control products, sterilization wrap, face masks and exam gloves, respiratory products and other disposable medical products. Products in this segment are sold under the Kimberly-Clark, Ballard and other brand names.

Kimberly-Clark was incorporated in Delaware in 1928 as the successor to a business established in 1872. Our principal executive offices are located at 351 Phelps Drive, Irving, Texas 75038 and our telephone number is (972) 281-1200.

Ratio of Earnings to Fixed Charges

Our consolidated ratio of earnings to fixed charges for each of the periods indicated is as follows:

Six Months Ended June 30, 2008	Year Ended December 31,
	2007	2006	2005	2004	2003
6.92x	7.59x	7.76x	8.89x	10.85x	9.86x

For the purpose of calculating these ratios, “earnings” are defined as income from continuing operations before income taxes, interest expense, an interest factor attributable to rent expense, amortization of capitalized interest and distributed income of equity affiliates in which at least 20% but less than 50% is owned. “Fixed charges” consist of interest expense, capitalized interest and an interest factor attributable to rent expense.

Use of Proceeds

We intend to use the net proceeds from the sales of securities as set forth in the applicable prospectus supplement.

Description of Debt Securities

The general provisions of the debt securities are described below. The specific terms of the debt securities and the extent, if any, to which the general provisions may not apply will be described in a prospectus supplement.

The debt securities will be issued under the first amended and restated indenture dated as of March 1, 1988, as amended by the first, second, third and fourth supplemental indentures dated as of November 6, 1992, May 25, 1994, March 14, 2002 and December 19, 2006, respectively. The Bank of New York Mellon Trust Company, N.A. (as the successor trustee) is the trustee under such indenture.

We have summarized the material provisions of the indenture below. The indenture has been filed as an exhibit to the registration statement and you should read the indenture for a complete statement of the provisions summarized in this prospectus and for provisions that may be important to you. For information on obtaining a copy of the indenture, see “Where You Can Find More Information” in this prospectus.

General

The debt securities will be unsecured obligations and will rank equally and ratably with all of our other currently outstanding unsecured and unsubordinated debt. In addition to the debt securities that we may offer in this prospectus, we may issue additional debt in an unlimited amount in one or more series under the indenture or other agreements. This additional debt may contain provisions different from those included in the indenture or applicable to one or more series of debt securities.

Prospectus Supplement

You should refer to the prospectus supplement for the following specific terms of the debt securities:

•	their title;

•	any limits on their aggregate principal amount;

•	the initial offering price(s) at which they will be sold;

•	the dates on which the principal will be payable;

•	the rate(s) (which may be fixed or variable) at which they will bear interest, if any, and the date(s) from which the interest, if any, will accrue;

•	the date(s) on which the interest, if any, will be payable and any record dates for the interest payments;

•	any sinking fund or similar provisions, whether mandatory or at your option, along with the periods, prices and terms of redemption, purchase or repayment;

•	any provisions for redemption or purchase, at our option or otherwise, including the periods, prices and terms of redemption or purchase;

•	the amount or percentage payable if their maturity is accelerated, if other than the entire principal amount;

•	the currency of our payments of principal, premium, if any, and interest, and any index used to determine the amounts of such payments;

•	any defeasance provisions with respect to the amount we owe, restrictive covenants and/or events of default; and

•	any other terms in addition to those described in this prospectus.

We may issue debt securities as original issue discount securities to be offered and sold at a substantial discount from their principal amount. Special federal income tax, accounting and other considerations relating to original issue discount securities will be described in the prospectus supplement.

Unless otherwise indicated in the prospectus supplement, the covenants contained in the indenture and the debt securities would not necessarily protect you in the event of a highly leveraged or other transaction to which we are or may become a party.

Restrictive Covenants

Meanings of Terms.

•

When we use the term “attributable debt” in the context of a sale and lease-back transaction, we mean the present value of our obligation to pay rent. We exclude from this calculation any amounts we pay for maintenance and repairs, insurance, taxes, assessments, water rates or similar charges, or amounts contingent upon sales amounts.

•

When we use the term “consolidated net tangible assets,” we mean the total amount of our assets minus (a) applicable reserves, (b) current liabilities which are not extendible or renewable into, and do not reflect current maturities of, long-term debt, and (c) intangible assets. Our consolidated net tangible assets include any attributable debt with respect to a sale and lease-back transaction which is not capitalized on our balance sheet.

•

When we use the term “principal property,” we mean any of our United States manufacturing facilities, mills or plants which has an individual gross book value in excess of 1% of our consolidated net tangible assets and which is owned by us or any restricted subsidiary. If our board of directors decides that any facility is not of material importance, it will not be considered a principal property.

•

When we use the term “restricted subsidiary,” we mean any of our subsidiaries (a) which has substantially all of its property or conducts substantially all of its business in the United States, and (b) which owns a principal property. The term does not include subsidiaries whose business consists principally of financing or leasing activities.

•

When we use the term “sale and lease-back transaction,” we mean any arrangement where we or any restricted subsidiary lease a principal property from a third party and the principal property has been or is to be sold or transferred by us or the restricted subsidiary to the third party with the intention of taking back the lease. The term does not include temporary leases of three years or less or certain intercompany leases.

Liens. Section 1004 of the indenture provides that we will not, and will not permit any restricted subsidiary to, issue, assume or guarantee any debt secured by a mortgage, security interest, pledge or lien (hereafter called “mortgage”) of or on any principal property, or any shares of capital stock or debt of any restricted subsidiary, without also providing that the debt securities (together with, if we determine, any other indebtedness issued, assumed or guaranteed by us or any restricted subsidiary and then existing or thereafter created) shall be secured by the mortgage equally and ratably with or prior to such debt. This restriction does not apply to:

•

mortgages on any property acquired, constructed or improved by, or on any shares of capital stock or debt acquired by, us or any restricted subsidiary to secure debt which finances all or any part of (a) the purchase price of the property, shares or debt, or (b) the cost of constructing or improving the property, and which debt is incurred prior to or within 360 days after the acquisition, completion of construction or commencement of commercial operation of the property;

•	mortgages on any property, shares of capital stock or debt existing at the time we or any restricted subsidiary acquires the property, shares or debt;

•

mortgages on property of a corporation existing at the time that corporation merges or consolidates with us or any restricted subsidiary or at the time that corporation sells or transfers all or substantially all of its properties to us or any restricted subsidiary;

•	mortgages on any property, shares of capital stock or debt of any corporation existing at the time that corporation becomes a restricted subsidiary;

•	mortgages to secure intercompany debt among us and/or any of our restricted subsidiaries;

•	mortgages in favor of governmental bodies to secure advance or progress payments or to secure the purchase price of the mortgaged property; and

•	extensions, renewals or replacements of any existing mortgage or any mortgage referred to above.

In addition, we or any restricted subsidiary may, without equally and ratably securing the debt securities, issue, assume or guarantee debt secured by a mortgage not excepted above, if the aggregate amount of the debt, together with (a) all other debt secured by mortgages not so excepted, and (b) the attributable debt with respect to sale and lease-back transactions, does not at the time exceed 5% of our consolidated net tangible assets. For purposes of clause (b) of this calculation, certain sale and lease-back transactions in which the attributable debt has been applied to the optional prepayment or retirement of long-term debt are excluded.

Arrangements under which we or any restricted subsidiary transfer an interest in timber but retain an obligation to cut the timber in order to provide the transferee with a specified amount of money will not create a mortgage or a sale and lease-back transaction prohibited by the indenture.

Sale and Lease-Back Transactions. Section 1005 of the indenture provides that neither we nor any restricted subsidiary may engage in sale and lease-back transactions with respect to any principal property unless:

•

we or the restricted subsidiary are able, without equally and ratably securing the debt securities, to incur debt secured by a mortgage on the property pursuant to the exceptions described in “Liens” above;

•

we or the restricted subsidiary are able, without equally and ratably securing the debt securities, to incur debt secured by a mortgage on the property in an amount at least equal to the attributable debt with respect to the transaction; or

•

within 360 days after the effective date of the transaction, we or the restricted subsidiary apply an amount equal to the attributable debt with respect to the transaction to the optional prepayment or retirement of our long-term debt or that of any restricted subsidiary.

Consolidations, Mergers and Sales of Assets

Section 801 of the indenture provides that we may consolidate with or merge into, and sell or transfer all or substantially all of our property and assets to, any other corporation. The corporation formed by the consolidation or into which we merge, or the corporation which acquires all or substantially all of our property and assets, must assume, by execution of a supplemental indenture, our obligations to:

•	pay the principal of, premium, if any, and interest on the debt securities when due; and

•	perform and observe all the terms, covenants and conditions of the indenture.

If, upon the consolidation, merger, sale or transfer, any principal property or any shares of capital stock or debt of any restricted subsidiary would become subject to a mortgage, security interest, pledge or lien securing any debt of, or guaranteed by, the other corporation, we must secure, prior to the consolidation, merger, sale or transfer, the payment of the principal of, premium, if any, and interest on the debt securities equally and ratably with or prior to the debt secured by the mortgage, security interest, pledge or lien. This provision would not apply to any mortgage which would be permitted under “Liens” above.

Events of Default

Section 501 of the indenture provides that the following are events of default with respect to debt securities of any series:

•	our failure to pay principal or premium, if any, on any debt security of that series when due;

•	our failure to pay interest on any debt security of that series when due, continued for 30 days;

•	our failure to make any sinking fund payment, when due, in respect of any debt security of that series;

•	our failure to perform any other covenant or agreement in the indenture that is applicable to debt securities of that series, continued for 90 days after written notice;

•	certain events involving bankruptcy, insolvency or reorganization; and

•	any other event of default applicable to debt securities of that series.

An event of default with respect to a particular series of debt securities (except as to matters involving bankruptcy, insolvency or reorganization) does not necessarily mean that there is an event of default with respect to any other series of debt securities.

If an event of default occurs and continues, the trustee or the holders of at least 25% of the outstanding debt securities of that series may declare those debt securities to be due and payable. However, at any time after such a declaration of acceleration has been made, but before the stated maturity of the debt securities, the holders of a majority of the outstanding debt securities of that series may, subject to certain conditions, rescind and annul the acceleration if all events of default with respect to the debt securities, other than the non-payment of accelerated principal, have been cured or waived. You should refer to the prospectus supplement relating to any series of debt securities which are original issue discount securities for particular provisions relating to acceleration of a portion of the principal amount of the original issue discount securities upon the occurrence and continuance of an event of default.

Subject to the trustee’s duties in the case of an event of default, the trustee is not required to exercise any of its rights or powers under the indenture at the request or direction of any holder unless one or more of them shall have offered reasonable indemnity to the trustee. Subject to this indemnification provision and certain other rights of the trustee, the holders of a majority of the outstanding debt securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

No holder of any debt security of any series will have the right to institute any proceeding with respect to the indenture, unless:

•

the holder shall have previously notified the trustee of a continuing event of default with respect to debt securities of that series and the holders of at least 25% of the outstanding debt securities of that series shall have requested, and offered reasonable indemnity to, the trustee to institute the proceeding;

•	the trustee shall not have received from the holders of a majority of the outstanding debt securities of that series a direction inconsistent with the request; and

•	the trustee shall have failed to institute the proceeding within 60 days.

However, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of, premium, if any, and interest on the debt security on or after the applicable due dates and to sue for the enforcement of any such payment.

The indenture requires us to furnish to the trustee annually a statement as to the absence of certain defaults under the indenture. The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any non-monetary default with respect to debt securities of the series if it considers it in the interest of the holders to do so.

Defeasance and Covenant Defeasance

Section 402 of the indenture provides that we may be discharged from most of our obligations in respect of the outstanding debt securities of any series if we irrevocably deposit with the trustee money and/or United States government securities which, together with the income from those securities, are sufficient to pay the principal of, premium, if any, and each installment of interest on the outstanding debt securities of the series on the stated maturity or redemption date, as the case may be. This arrangement requires that we (a) deliver to the trustee an opinion of counsel that we have received an Internal Revenue Service ruling, or a ruling of the Internal Revenue Service has been published that in the opinion of counsel establishes, that holders of the outstanding debt securities of the series will have no federal income tax consequences as a result of the deposit, defeasance and discharge, (b) deliver to the trustee an opinion of counsel that the outstanding debt securities of the series, if then listed on any securities exchange, will not be delisted as a result of the deposit, defeasance and discharge, and (c) deliver to the trustee an officer’s certificate and opinion of counsel, each stating that all conditions precedent to the deposit, defeasance and discharge have been met.

Section 1006 of the indenture provides that we need not comply with certain restrictive covenants, including those described under—“Liens” and—“Sale and Lease-back Transactions” above, and that our failure to comply would not be an event of default under the outstanding debt securities of any series, if we deposit with the trustee money and/or United States government securities which, together with the income from those securities, are sufficient to pay the principal of, premium, if any, and each installment of interest on the outstanding debt securities of the series on the stated maturity or redemption date, as the case may be. Our other obligations under the indenture and the outstanding debt securities of the series would remain in full force and effect. This arrangement requires that we deliver to the trustee an opinion of counsel that (a) the holders of the outstanding debt securities of the series will have no federal income tax consequences as a result of the deposit and defeasance, (b) the outstanding debt securities of the series, if then listed on any securities exchange, will not be delisted as a result of the deposit and defeasance, and (c) deliver to the trustee an officer’s certificate and an opinion of counsel, each stating that all conditions precedent relating to the defeasance have been complied with.

In the event the outstanding debt securities of the applicable series are declared due and payable because of the occurrence of an event of default other than that described in the preceding paragraph, the amount of money and government securities on deposit with the trustee may not be sufficient to pay amounts due on the outstanding debt securities of the series at the time of the acceleration resulting from the event of default. However, we will remain liable to pay these amounts.

Amendments to the Indenture and Waiver of Covenants

Section 902 of the indenture provides that we may amend the indenture with the consent of the holders of at least 66 2/3% of the outstanding debt securities of each series affected by the amendments. However, unless we have the consent of each holder of the affected debt securities, we may not:

•	change the maturity date of the principal amount of, or any installment of principal of or interest on, any debt security;

•

reduce the principal amount of, premium, if any, or any interest on, any debt security or reduce the amount of principal of an original issue discount security that would be due and payable upon acceleration;

•	change the place or currency of payment of the principal of, premium, if any, or interest on, any debt security;

•	impair your right to sue for payment with respect to any debt security after its maturity date; or

•

reduce the percentage of outstanding debt securities of any series which is required to consent to an amendment of the indenture or to waive our compliance with certain provisions of the indenture or certain defaults.

The holders of 66 2/3% of the outstanding debt securities of any series may, on behalf of the holders of all debt securities of that series, waive our compliance with certain restrictive covenants of the indenture. The holders of a majority of the outstanding debt securities of any series may, on behalf of the holders of all debt securities of that series, waive any past default under the indenture with respect to that series, except (a) a default in the payment of the principal of, premium, if any, or interest on any debt security of that series, or (b) in respect of a provision which under the indenture cannot be amended without the consent of each holder of the affected debt securities.

Payments, Transfer and Exchange

Unless otherwise indicated in the prospectus supplement, we will make payments of principal, premium, if any, and interest on the debt securities, and you may exchange and transfer the debt securities, at the office of the trustee at The Bank of New York Mellon Trust Company, N.A., 601 Travis, Floor 16, Houston, Texas 77002. We may elect to pay any interest by check mailed by first class mail to the address of the person entitled to receive the payment as it appears in the trustee’s security register.

We will not charge you for any transfer or exchange of debt securities, but we may require you to pay any related tax or other governmental charge.

Form of Debt Securities

The debt securities will be issued in registered form. We will issue debt securities only in denominations of $1,000 or integral multiples of that amount, unless the prospectus supplement states otherwise.

Unless the prospectus supplement otherwise provides, debt securities will be issued in the form of one or more global securities. This means that we will not issue certificates to each holder. Rather, we would issue global securities in the total principal amount of the debt securities distributed in that series.

Global Securities

In General. Debt securities in global form will be deposited with or on behalf of a depositary. Global securities are represented by one or more certificates for the series registered in the name of the depositary or its nominee. Debt securities in global form may not be transferred except as a whole among the depositary, a nominee of or a successor to the depositary, or any nominee of that successor. Unless otherwise identified in the prospectus supplement, the depositary will be The Depository Trust Company.

No Depositary or Global Securities. If a depositary for a series of debt securities is unwilling or unable to continue as depositary, and a successor is not appointed by us within 90 days, we will issue that series of debt securities in registered form in exchange for the global security or securities of that series. We also may determine at any time in our discretion not to use global securities for any series. In that event, we will issue debt securities in registered form.

Ownership of the Global Securities; Beneficial Ownership. So long as the depositary or its nominee is the registered owner of a global security, that entity will be the sole holder of the debt securities represented by that instrument. We and the trustee are only required to treat the depositary or its nominee as the legal owner of the debt securities for all purposes under the indenture.

A purchaser of debt securities represented by a global security will not be entitled to receive physical delivery of certificated securities, will not be considered the holder of those securities for any purpose under the indenture, and will not be able to transfer or exchange the global security, unless the prospectus supplement provides to the contrary. As a result, each beneficial owner must rely on the procedures of the depositary to exercise any rights of a holder under the indenture. In addition, if the beneficial owner is not a direct or indirect participant in the depositary, the beneficial owner must rely on the procedures of the participant through which it owns its beneficial interest in the global security. We understand that under existing industry practice, in the event we request any action of holders of debt securities or an owner of a beneficial interest in the global securities desires to take any action that the depositary, as the holder of the global securities, is entitled to take, the depositary would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in certificated form. Those laws and the above conditions may impair the ability to transfer beneficial interests in the global securities.

Book-Entry System

The debt securities may be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “depositary”) and registered in the name of the depositary’s nominee. Except as set forth below, the global securities may be transferred, in whole and not in part, only to the depositary or another nominee of the depositary.

Upon the issuance of the global securities, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by such global securities to the accounts of participants. The accounts to be credited shall be designated by the underwriters. Ownership of beneficial interests in the global securities will be limited to participants or persons that may hold interests through participants. Ownership of interests in the global securities will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in the global securities through such participants).

We expect that the depositary, upon receipt of any payment of principal or interest in respect of the global securities, will credit immediately participants’ accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of the global securities as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in the global securities held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participants. None of Kimberly-Clark, the trustee or any agent of Kimberly-Clark or the trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global securities for any debt securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the depositary and its participants or the relationship between such participants and the owners of beneficial interests in the global securities owned through such participants.

Unless and until they are exchanged in whole or in part for certificated debt securities in definitive form, the global securities may not be transferred except as a whole by the depositary to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary.

The debt securities represented by the global securities are exchangeable for certificated debt securities in definitive registered form of like tenor as such securities in denominations of $1,000 and in any greater amount that is an integral multiple thereof if (i) the depositary notifies us that it is unwilling or unable to continue as depositary for the global securities or if at any time the depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, or (ii) we in our discretion at any time determine not to have all of the debt securities represented by the global securities and we notify the trustee thereof. Any global securities that are exchangeable pursuant to the preceding sentence are exchangeable for certificated debt securities issuable in authorized denominations and registered in such names as the depositary shall direct. Subject to the foregoing, the global securities are not exchangeable, except for a global security or global securities of the same aggregate denominations to be registered in the name of the depositary or its nominee.

Same-Day Settlement and Payment

Settlement by the purchasers of the debt securities will be made in immediately available funds. All payments by us to the depositary of principal and interest will be made in immediately available funds.

The debt securities will trade in the depositary’s settlement system until maturity, and therefore the depositary will require secondary trading activity in the debt securities to be settled in immediately available funds.

The Depository Trust Company

The following is based on information furnished by The Depository Trust Company (“DTC”) and applies to the extent it is the depositary, unless otherwise stated in the prospectus supplement:

Registered Owner. The debt securities will be issued as fully registered securities in the name of Cede & Co., which is DTC’s partnership nominee. No single global security will be issued in a principal amount of more than $500 million. The trustee will deposit the global securities with DTC. The deposit of the global securities with DTC and their registration in the name of Cede & Co. will not change the beneficial ownership of the securities.

DTC Organization. DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of that law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Direct participants include securities brokers and dealers, banks, trust companies, mutual funds firms and certain other organizations who directly participate in DTC. Other entities indirectly participate in DTC and may access DTC’s system by clearing transactions through or maintaining a custodial relationship with direct participants, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

DTC Activities. DTC holds securities that its participants deposit with it. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts. This eliminates the need for physical movement of securities certificates.

Participants’ Records. Except as otherwise provided in the prospectus supplement, the debt securities must be purchased by or through direct participants, which will receive a credit for the debt securities on DTC’s records. The beneficial owner’s ownership interest in the debt securities is in turn recorded on the direct or indirect participants’ records. Beneficial owners will not receive written confirmations from DTC of their purchase, but they are expected to receive them, along with periodic statements of their holdings, from the direct or indirect participants through whom they purchased the debt securities.

Transfers of ownership interests in the global securities will be made on the books of the participants on behalf of the beneficial owners. Certificates representing the interests of the beneficial owners in the debt securities will not be issued unless the use of global securities is suspended, as discussed above.

DTC has no knowledge of the actual beneficial owners of the global securities. Its records only reflect the identity of the direct participants as owners of the debt securities. Those participants may or may not be the beneficial owners. Participants are responsible for keeping account of their holdings on behalf of their customers.

Notices Among DTC, Participants and Beneficial Owners. Notices and other communications by DTC, its participants and the beneficial owners will be governed by standing arrangements among them, subject to any legal requirements in effect.

Voting Procedures. Neither DTC nor Cede & Co. will give consents for or vote the global securities. DTC generally mails an omnibus proxy to us just after any applicable record date. That proxy assigns Cede & Co.’s consenting or voting rights to the direct participants to whose accounts the securities are credited at that time.

Payments. Principal and interest payments made by us will be delivered to DTC. DTC’s practice is to credit direct participants’ accounts on the applicable payment date unless it has reason to believe it will not receive payment on that date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for customers in bearer form or registered in “street name.” Those payments will be the responsibility of that participant, and not DTC, the trustee or us, subject to any legal requirements in effect at that time.

We are responsible for paying principal, interest and premium, if any, to the trustee, which is responsible for making those payments to DTC. DTC is responsible for disbursing those payments to direct participants. The participants are responsible for disbursing payments to the beneficial owners.

Governing Law

New York law will govern the indenture and the debt securities.

Description of Capital Stock

Set forth below is a description of our capital stock. The following description is a summary and is subject to the provisions of our certificate of incorporation, our by-laws and the relevant provisions of the law of the State of Delaware.

Common Stock

We are currently authorized to issue up to 1,200,000,000 shares of common stock, par value $1.25 per share. As of July 31, 2008, we had outstanding 415,216,107 shares of our common stock. The shares of common stock outstanding are fully paid and nonassessable.

Holders of our common stock are entitled to share equally and ratably in any dividends and in any assets available for distribution on liquidation, dissolution or winding-up, subject, if preferred stock is then outstanding, to any preferential rights of such preferred stock. Each share of common stock entitles the holder of record to one vote at all meetings of stockholders, and the votes are noncumulative. The common stock is not redeemable, has no subscription or conversion rights and does not entitle the holder to any preemptive rights.

Dividends may be paid on our common stock out of funds legally available for dividends, as and when declared from time to time by our board of directors.

Computershare Investor Services is the transfer agent and registrar for our common stock.

Preferred Stock

We are also authorized to issue up to 20,000,000 shares of preferred stock, no par value per share, in one or more series. If preferred stock is issued, our board of directors may fix the designation, relative rights, preferences and limitations of the shares of each series. As of October 30, 2008, no shares of preferred stock were issued and outstanding.

Description of Warrants

We may issue warrants, in one or more series, for the purchase of debt securities or shares of our common stock, par value $1.25 per share. Warrants may be issued independently or together with our debt securities or common stock and may be attached to or separate from any offered securities. In addition to this summary, you should refer to the detailed provisions of the specific warrant agreement for complete terms of the warrants and the warrant agreement. Each warrant agreement will be between us and a banking institution organized under the laws of the United States or a state thereof. Further terms of the warrants and the applicable warrant agreement will be set forth in the applicable prospectus supplement.

A prospectus supplement accompanying this prospectus relating to a particular series of warrants to issue debt securities or common stock will describe the terms of those warrants, including:

•	the title and the aggregate number of warrants;

•	the debt securities or common stock for which each warrant is exercisable;

•	the date or dates on which the right to exercise such warrants commence and expire;

•	the price or prices at which such warrants are exercisable;

•	the currency or currencies in which such warrants are exercisable;

•	the periods during which and places at which such warrants are exercisable;

•	the terms of any mandatory or optional call provisions;

•	the price or prices, if any, at which the warrants may be redeemed at the option of the holder or will be redeemed upon expiration;

•	the identity of the warrant agent; and

•	the exchanges, if any, on which such warrants may be listed.

Plan of Distribution

We may sell the offered securities (a) through agents; (b) through underwriters or dealers; (c) directly to one or more purchasers; or (d) through a combination of any of these methods of sale. We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation in a prospectus supplement.

Legal Matters

Unless otherwise specified in the prospectus supplement accompanying this prospectus, Thomas J. Mielke, Esq., our Senior Vice President—Law and Government Affairs and Chief Compliance Officer, will provide opinions regarding the authorization and validity of the securities offered by this prospectus. If certain legal matters in connection with an offering of the securities made by this prospectus and a related prospectus supplement are passed on by counsel for the underwriters of such offering, that counsel will be named in the applicable prospectus supplement related to that offering.

Experts

The consolidated financial statements and the related financial statement schedule as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, incorporated by reference in this Prospectus, and the effectiveness of internal control over financial reporting as of December 31, 2007, of Kimberly-Clark Corporation have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports incorporated by reference herein (which reports (1) express an unqualified opinion on the consolidated financial statements and the related financial statement schedule and includes an explanatory paragraph regarding the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109, on January 1, 2007, the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, on January 1, 2006, and the adoption of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R), on December 31, 2006, and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements and related financial statement schedule have been so incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

$500,000,000

7.50% Notes due November 1, 2018

PROSPECTUS SUPPLEMENT

October 30, 2008

Joint Book-Running Managers

Goldman, Sachs & Co.	Morgan Stanley

Co-Managers

Citi	Banc of America Securities LLC
Barclays Capital	HSBC
UBS Investment Bank

The date of this Prospectus Supplement is October 30, 2008